ALSP Orchid Acquisition Corporation I

2815 Eastlake Avenue East, Suite 300

Seattle, WA 98102

November 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph Ambrogi

Re:	ALSP Orchid Acquisition Corporation I

Registration Statement on Form S-1, as amended

Initially Filed November 3, 2021

File No. 333-260709

Dear Mr. Ambrogi:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ALSP Orchid Acquisition Corporation I hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on November 18, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Thong Q. Le
Thong Q. Le
Chief Executive Officer

cc:	Cooley LLP

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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